January 31, 2007

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3720

100 F Street, N.E.

Washington, DC 20549

Attention: Andrew Schoeffler or Jennifer Mardy

Re:	Hyco International, Inc.
Registration on Form S-1
File No. 333-134066

Ladies and Gentlemen:

Hyco International, Inc. (the “Company”), hereby requests pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), to withdraw from registration the registration statement on Form S-1 (Registration Statement No. 333-134066) (the “Registration Statement”), filed by the Company with the Securities and Exchange Commission (the “Commission”) on May 12, 2006 and subsequently amended on June 30, 2006. The Registration Statement is being withdrawn because at the present time, the Company does not intend to sell any of the securities described in the Registration Statement.

The Registration Statement was never declared effective and no securities were sold under the Registration Statement. Accordingly, the Company hereby requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

The Company also requests, in accordance with Rule 457(p) promulgated under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account with the Commission for its future use.

If you have any questions regarding the foregoing application for withdrawal, please contact Mr. Mark E. Thierfelder, Dechert LLP, counsel to the Company, at (212) 698-3804.

Sincerely,

HYCO INTERNATIONAL, INC.

By: /s/ Ronald C. Whitaker

Name: Ronald C. Whitaker

Title:   Chief Executive Officer and President